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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2011	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

150 - 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: July 28, 2011
	By:	"Shawn Poirier" SHAWN POIRIER Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Second Quarter 2011 Report to Shareholders for the period ended June 30, 2011
99.2	Management's Discussion and Analysis for the Second Quarter ended June 30, 2011
99.3	Unaudited Consolidated Financial Statements for the Second Quarter ended June 30, 2011
99.4	Certification of the President and Chief Executive Officer
99.5	Certification of the Chief Financial Officer

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SIGNATURES
EXHIBIT INDEX